ASX RELEASE

14 August 2013

Cleansing Notice

We  refer  to  the  issue  of  a  convertible  security by  Novogen  Limited  (Novogen)  (ASX:  NRT)

on  4  July  2013.   Pursuant  to  a  notice  of  conversion  of  a  portion  of  the  convertible  security representing  in  aggregate  $100,000,  Novogen  issued  675,676  ordinary  shares  to  Merrill

Lynch  (Australia)  Nominees  Pty  Limited  ACN  003  925  031  FBO  Hudson  Bay  Master  Fund

Limited on 14 August 2013 (Shares).

For  the  purposes  of  section  708A(5)(e)(i)  of  the  Corporations  Act  2001  (Cth)  (Corporations

Act) Novogen gives notice that:

1.

Novogen  issued  the  Shares  without  disclosure  to  investors  under  Part  6D.2  of  the

Corporations Act;

2.

as at the date of this notice, Novogen has complied with:

(a)

the   provisions   of   Chapter   2M   of   the   Corporations   Act   as   they   apply   to

Novogen; and

(b)

section 674 of the Corporations Act; and

3.

as  at  the  date  of  this  notice,  there is  no  information  that  is  “excluded  information”  (as

defined   in   subsections   708A(7)   and   708A(8)   of   the   Corporations   Act)   which   is

required to be disclosed by Novogen.

Yours faithfully

Andrew Bursill

Company Secretary

cleansing notice - hudson bay 14 august 2013

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Novogen Limited (“Novogen”)

ABN

37 063 259 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1

+Class  of   +securities  issued  or  to  be    Ordinary fully paid share (Share)

issued

2

Number   of  +securities  issued  or  to  be    675,676 fully-paid Shares

issued     (if     known)     or     maximum

number which may be issued

3

Principal  terms  of  the   +securities  (eg,    Fully-paid ordinary voting shares

if   options,   exercise   price   and  expiry    Ranks pari passu with all existing Shares

date;   if   partly   paid    +securities,   the

amount outstanding and due dates for

payment;    if     +convertible    securities,

the   conversion   price   and   dates   for

conversion)

+ See chapter 19 for defined terms.

24/10/2005Appendix 3B  Page 1

Appendix 3B

New issue announcement

Do  the  +securities  rank  equally  in    All  of  the  Shares  referred  to  in  Item  2  will  rank  pari  passu

all    respects    from    the    date    of    with all existing Ordinary Shares.

allotment  with  an  existing   +class

of quoted  +securities?

If  the  additional  securities  do  not

rank equally, please state:

    the date from which they do

    the    extent    to    which    they

participate      for      the      next

dividend,   (in   the   case   of   a

trust,  distribution)  or  interest

payment

    the   extent   to   which   they   do

not  rank  equally,  other  than  in

relation  to  the  next  dividend,

distribution

or

interest

payment

5

Issue price or consideration

Issue price per Share: $0.148

6

Purpose of the issue

The  Shares  referred  to  in  Item  2  are  issued  pursuant  to  a

(If  issued  as  consideration  for  the    conversion notice received under the Convertible Securities

acquisition     of     assets,     clearly    Agreement announced to the market on 4 July 2013.

identify those assets)

6a

Is   the   entity   an   +eligible   entity    No

that  has  obtained  security  holder

approval under rule 7.1A?

If Yes, complete sections 6b – 6h in

relation    to    the    +securities    the

subject   of   this   Appendix   3B,   and

comply with section 6i

6b

The    date    the    security    holder    N/A

resolution   under   rule   7.1A   was

passed

+ See chapter 19 for defined terms.

Appendix 3B Page 2

1/1/2003

Appendix 3B

New issue announcement

6c

Number    of    +securities    issued    675,676 fully-paid Shares

without  security  holder  approval

under rule 7.1

6d

Number  of +securities issued with    N/A

security   holder   approval   under

rule 7.1A

6e

Number  of +securities issued with    N/A

security   holder   approval   under

rule     7.3,     or     another     specific

security  holder  approval  (specify

date of meeting)

6f

Number    of    +securities    issued    N/A

under an exception in rule 7.2

6g

If   +securities   issued   under   rule    N/A

7.1A,  was  issue  price  at  least  75%

of   15   day   VWAP   as   calculated

under   rule   7.1A.3?     Include   the

+issue    date    and    both    values.

Include  the  source  of  the  VWAP

calculation.

6h

If   +securities   were   issued   under    N/A

rule

7.1A

for

non-cash

consideration,     state     date     on

which  valuation  of  consideration

was    released    to    ASX    Market

Announcements

6I

Calculate   the   entity's   remaining    N/A

issue  capacity  under  rule  7.1  and

rule  7.1A  –  complete  Annexure  1

and     release     to     ASX     Market

Announcements

+ See chapter 19 for defined terms.

24/10/2005Appendix 3B  Page 3

Appendix 3B

New issue announcement

+Issue dates

14 August 2013

Note:   The   issue   date   may   be

prescribed  by  ASX  (refer  to  the

definition  of  issue  date  in  rule

19.12).     For   example,   the   issue

date  for  a  pro  rata  entitlement

issue    must    comply    with    the

applicable

timetable

in

Appendix 7A.

Cross    reference:    item    33    of

Appendix 3B.

Number

+Class

8

Number     and

+class     of     all

+securities     quoted     on     ASX    142,103,382

Ordinary Shares

(including     the     securities     in

clause 2 if applicable)

Number

+Class

9

Number     and

+class     of     all    6,007,216

Unlisted options with various

+securities   not   quoted   on   ASX

exercise dates and prices.

(including  the  securities  in  clause

2 if applicable)

1

Unlisted   convertible   note   with   a

face value of $650,000

60,000,000

Unlisted    convertible    notes,    with

aggregate

face

values

of

$1,500,000

10

Dividend  policy  (in  the  case  of  a    N/A

trust,  distribution  policy)  on  the

increased capital (interests)

Part 2 -  Bonus issue or pro rata issue

11

Is     security     holder     approval

required?

12

Is  the  issue renounceable  or  non-

renounceable?

13

Ratio   in   which   the    +securities

will be offered

+ See chapter 19 for defined terms.

Appendix 3B Page 4

1/1/2003

Appendix 3B

New issue announcement

+Class  of  +securities  to  which  the

offer relates

15

+Record      date     to     determine

entitlements

16

Will      holdings      on      different

registers    (or    subregisters)    be

aggregated

for

calculating

entitlements?

17

Policy  for  deciding  entitlements

in relation to fractions

18

Names  of  countries  in  which  the

entity  has   +security  holders  who

will    not    be    sent    new    issue

documents

Note:  Security  holders  must  be  told  how  their

entitlements are to be dealt with.

Cross reference: rule 7.7.

19

Closing     date     for     receipt     of

acceptances or renunciations

20

Names of any underwriters

21

Amount  of  any  underwriting  fee

or commission

22

Names   of   any   brokers   to   the

issue

23

Fee or commission payable to the

broker to the issue

24

Amount    of    any    handling    fee

payable   to   brokers   who   lodge

acceptances  or  renunciations  on

behalf of  +security holders

25

If   the   issue   is   contingent   on

+security   holders’   approval,   the

date of the meeting

+ See chapter 19 for defined terms.

24/10/2005Appendix 3B  Page 5

Appendix 3B

New issue announcement

Date  entitlement  and  acceptance

form  and  prospectus  or  Product

Disclosure  Statement  will be sent

to persons entitled

27

If  the  entity  has  issued  options,

and    the    terms    entitle    option

holders

to

participate

on

exercise,    the    date    on    which

notices   will   be   sent   to   option

holders

28

Date  rights  trading  will  begin  (if

applicable)

29

Date   rights   trading  will  end   (if

applicable)

30

How   do     +security   holders   sell

their  entitlements  in  full  through

a broker?

31

How   do     +security   holders   sell

part      of      their      entitlements

through  a  broker  and  accept  for

the balance?

32

How do  +security holders dispose

of  their  entitlements  (except  by

sale through a broker)?

33

+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34

Type of securities

(tick one)

(a)

Securities described in Part 1

(b)

All other securities

Example:  restricted  securities  at  the  end  of  the  escrowed  period,  partly  paid  securities  that  become  fully  paid,

employee  incentive  share  securities  when  restriction  ends,  securities  issued  on  expiry  or  conversion  of  convertible securities

+ See chapter 19 for defined terms.

Appendix 3B Page 6

1/1/2003

Appendix 3B

New issue announcement

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick  to  indicate  you  are  providing  the  information  or documents

35

If  the  +securities  are  +equity  securities, the  names  of  the  20  largest holders  of  the

additional   +securities,  and  the  number  and  percentage  of  additional   +securities

held by those holders

36

If  the  +securities  are  +equity  securities,  a  distribution  schedule  of  the  additional

+securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37

A copy of any trust deed for the additional  +securities

Entities that have ticked box 34(b)

38

Number   of   securities   for   which

+quotation is sought

39

Class    of     +securities    for    which

quotation is sought

40

Do  the  +securities  rank  equally  in

all    respects    from    the    date    of

allotment  with  an  existing   +class

of quoted  +securities?

If  the  additional  securities  do  not

rank equally, please state:

    the date from which they do

    the    extent    to    which    they

participate      for      the      next

dividend,   (in   the   case   of   a

trust,  distribution)  or  interest

payment

    the   extent   to   which   they   do

not  rank  equally,  other  than  in

relation  to  the  next  dividend,

distribution

or

interest

payment

+ See chapter 19 for defined terms.

24/10/2005Appendix 3B  Page 7

Appendix 3B

New issue announcement

Reason  for  request  for  quotation

now

Example:  In  the  case  of  restricted  securities,  end

of restriction period

(if    issued    upon    conversion    of

another   security,   clearly   identify

that other security)

Number

+Class

42

Number      and

+class      of      all

+securities      quoted      on      ASX

(including  the  securities  in  clause

38)

+ See chapter 19 for defined terms.

Appendix 3B Page 8

1/1/2003

Appendix 3B

New issue announcement

Quotation agreement

1

+Quotation  of  our  additional   +securities  is  in  ASX’s  absolute  discretion.   ASX

may quote the  +securities on any conditions it decides.

2

We warrant the following to ASX.



The  issue  of  the  +securities  to  be  quoted  complies  with  the  law  and  is not for an illegal purpose.



There   is   no   reason   why   those    +securities   should   not   be   granted

+quotation.



An  offer  of  the   +securities  for  sale  within  12  months  after  their  issue will  not  require  disclosure  under  section  707(3)  or  section  1012C(6)  of the Corporations Act.

Note:  An  entity  may  need  to  obtain  appropriate  warranties  from  subscribers  for  the  securities  in  order  to  be able to give this warranty



Section  724  or  section  1016E of the Corporations Act does not apply to

any  applications  received  by  us  in  relation  to  any   +securities  to  be

quoted  and  that  no-one  has  any  right  to  return  any   +securities  to  be

quoted  under  sections  737,  738  or  1016F  of  the Corporations Act at the

time that we request that the  +securities be quoted.



If we are a trust, we warrant that no person has the right to return the

+securities to be quoted under section 1019B of the Corporations Act at the time that we request that the  +securities be quoted.

3

We will indemnify ASX to the fullest extent permitted by law in respect of any claim,  action  or  expense  arising  from  or  connected  with  any  breach  of  the warranties in this agreement.

4

We  give  ASX  the  information  and  documents  required  by  this  form.   If  any

information   or   document   not   available   now,   will   give   it   to   ASX   before

+quotation  of  the   +securities  begins.   We  acknowledge  that  ASX  is  relying  on

the  information  and  documents.   We  warrant  that  they  are  (will  be)  true  and

complete.

Sign here:

............................................................

Date: 14 August 2013

(Company secretary)

Print name:

......Andrew Bursill..............................

== == == == ==

+ See chapter 19 for defined terms.

24/10/2005Appendix 3B Page 9

Appendix 3B

New issue announcement

Appendix 3B – Annexure 1

Calculation  of  placement  capacity  under  rule  7.1  and  rule  7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital

Step  1:  Calculate  "A",  the  base  figure  from  which  the  placement  capacity  is calculated

Insert  number  of  fully  paid  +ordinary  securities  on    103,805,676

issue  12  months  before  the  +issue  date  or  date  of

agreement to issue

Add the following:

  •  Number  of  fully  paid   +ordinary  securities  issued

in  that  12  month  period  under  an  exception  in rule

7.2

34,470,357

  •  Number  of  fully  paid   +ordinary  securities  issued

in that 12 month period with shareholder approval

  •  Number  of  partly  paid   +ordinary  securities  that

became fully paid in that 12 month period

Note:

  •   Include   only   ordinary   securities   here   –   other

classes of equity securities cannot be added

  •   Include  here  (if  applicable)  the  securities  the

subject  of  the  Appendix  3B  to  which  this  form  is

annexed

  •  It may be useful to set out issues of securities on

different dates as separate line items

Subtract   the   number   of   fully   paid     +ordinary   -

securities cancelled during that 12 month period

"A"

138,276,033

+ See chapter 19 for defined terms.

Appendix 3B Page 10

1/1/2003

Appendix 3B

New issue announcement

Step 2: Calculate 15% of "A"

"B"

0.15

Multiply "A" by 0.15

20,741,404

Step  3:  Calculate  "C",  the  amount  of  placement  capacity  under  rule  7.1  that has already been used

Insert  number  of   +equity  securities  issued

or  agreed  to  be  issued  in  that  12  month

period not counting those issued:

7,827,849

  • Under an exception in rule 7.2

  • Under rule 7.1A

  •  With  security  holder  approval  under  rule

7.1 or rule 7.4

Note:

  •  This  applies  to  equity  securities,  unless

specifically   excluded   –   not   just   ordinary

securities

  •  Include  here  (if  applicable)  the  securities

the subject of the Appendix 3B to which this

form is annexed

  •   It   may   be   useful   to   set   out   issues   of

securities   on   different   dates   as   separate

line items

"C"

7,827,849

Step  4:  Subtract  "C"  from  ["A"  x  "B"]  to  calculate  remaining  placement capacity under rule 7.1

"A" x 0.15

20,741,404

Note:  number  must  be  same  as  shown  in

Step 2

Subtract "C"

7,827,349

Note:  number  must  be  same  as  shown  in

Step 3

Total ["A" x 0.15] – "C"

12,914,055

+ See chapter 19 for defined terms.

24/10/2005Appendix 3B Page 11

Appendix 3B

New issue announcement

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

Step  1:  Calculate  "A",  the  base  figure  from  which  the  placement  capacity  is calculated

"A"

N/A

Note:  number  must  be  same  as  shown  in

Step 1 of Part 1

Step 2: Calculate 10% of "A"

"D"

N/A

Multiply "A" by 0.10

N/A

Step 3: Calculate "E", the amount of placement capacity under rule 7.1A that has already been used

Insert  number  of   +equity  securities  issued    N/A

or  agreed  to  be  issued  in  that  12  month

period under rule 7.1A

Notes:

  •  This  applies  to  equity  securities  –  not  just

ordinary securities

  •    Include    here    –    if    applicable    –    the

securities  the  subject  of  the  Appendix  3B  to

which this form is annexed

  •   Do  not  include  equity  securities  issued

under  rule  7.1  (they  must  be  dealt  with  in

Part  1),  or  for  which  specific  security  holder

approval has been obtained

  •   It   may   be   useful   to   set   out   issues   of

securities   on   different   dates   as   separate

line items

"E"

N/A

+ See chapter 19 for defined terms.

Appendix 3B Page 12

1/1/2003

Appendix 3B

New issue announcement

Step  4:  Subtract  "E"  from  ["A"  x  "D"]  to  calculate  remaining  placement capacity under rule 7.1A

"A" x 0.10

N/A

Note:  number  must  be  same  as  shown  in

Step 2

Subtract "E"

N/A

Note:  number  must  be  same  as  shown  in

Step 3

Total ["A" x 0.10] – "E"

Note:    this    is    the    remaining    placement

capacity under rule 7.1A

+ See chapter 19 for defined terms.

24/10/2005Appendix 3B Page 13